EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	Allegheny Energy, Inc.
	2001	2000	1999	1998	1997
Earnings:
Net income	$451,260*	$313,652**	$285,389**	$263,008**	$281,296
Fixed charges (see below)	299,278	242,307	205,521	203,023	209,574
Income taxes	248,219*	187,424**	166,915**	168,702**	177,716
Amortization of capitalized interest	243	116	37	4	-
Less: capitalized interest	(9,417)	(5,149)	(2,219)	(828)	-
Less: preferred dividends	(5,037)	(5,040)	(7,183)	(9,251)	(9,280)
Less: income from unconsolidated investees	(1,035)	(2,263)	1,028	(31)	(10)
Total earnings	$983,511*	$731,047**	$649,488**	$624,627**	$659,296
Fixed Charges:
Interest on long-term debt	$213,280	$172,703	$155,198	$161,057	$173,568
Other interest	70,002	56,621	31,612	19,395	14,409
Preferred dividends	7,742	7,993	11,090	14,695	14,658
Estimated interest component of rentals	8,254	4,990	7,621	7,876	6,939
Total fixed charges	$299,278	$242,307	$205,521	$203,023	$209,574
Ratio of Earnings to Fixed Charges	3.29	3.02	3.16	3.08	3.15
* Excludes the cumulative effect of an accounting change.
**Excludes the effect of the extraordinary charge.